DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DevvStream Corp.
Commission File No. 001-40977

On January 22, 2026, DevvStream Corp. (“DevvStream”), delivered a presentation at the Emerging Growth Conference which included an overview of the transactions contemplated by the Agreement and Plan of Merger by and among DevvStream, Southern Energy Renewables Inc. and Sierra Merger Sub, Inc. A copy of the transcript is below.

Hi everyone, welcome back. Next we have Devvstream Corp. It trades on the NASDAQ under the symbol DEVS and is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certifi certificates. Happy to welcome its CEO, Sunny Tren, and chairman Carl Stanton. Welcome gentlemen to the conference today. Happy to have you.

Thank you. Thank you.

All right. The floor is yours. Call me back when you're ready for questions.

Okay. Thank you. Hi everybody. I'm Carl Stanton, executive chairman of Devvstream and I'm here with CEO Sunny Tren. We're really excited to be here with you today at the emerging growth conference to discuss our company and its most significant milestone. As we recently announced, Devvstream has entered into a definitive agreement for a business combination with Southern Energy Renewables. This transaction represents a structural transformation for Devvstream. With the finalization of this deal, we are evolving from an environmental asset management firm into a diversified industrial clean fuels platform by combining Devvstream's financial and carbon market expertise with Southern's large-scale infrastructure capabilities. Our goal is very clear to build a US-based vertically integrated company capable of producing sustainable aviation fuel and green methanol at scale while monetizing the environmental attributes to drive down cost. We believe this is occurring at a moment when demand is accelerating, global mandates are tightening, and capital is finally moving into the sector. I'll now pass it on to Sunny Tren.

Great. Thank you, Carl. Before we proceed, I'd like to draw your attention to our safe harbor statement. Today's presentation contains forward-looking statements within the meaning of the Securities Act of 1933 and the Exchange Act. These include statements regarding the timing and structure of the proposed merger, expected benefits, and our future capital requirements. These statements are based on current plans and estimates which are subject to for to risks and uncertainties. Actual results may differ materially due to factors such as regulatory approvals, market acceptance, and our ability to secure necessary financing. We undertake no obligation to update these statements except as required by law. Please refer to our SEC filings, specifically our form 10K and upcoming form S4 for complete discussion of these risks. This discussion is being provided in the context of our annual general meeting and does not replace or modify the disclosures that will be made in the form S4.

So 2025 year in review 2025 was about readiness. We operated asset light advance our environmental asset capabilities strengthen public company controls and position Devvstream for a much bigger strategy. Over the past year, Devs completed its NASDAQ listing, reduced its cost structure following the DeSpac and shifted decisively from transaction-driven activity to execution. Devvstream was initially created to focus on the voluntary carbon market. However, we must address the macro reality. Despite the long-term promise forecasted by McKenzie and other experts, the market had declined from 2022 through 2024. We began to see early signs of stabilization and selective recovery in certain segments of the market during 2025. According to climate focus report, retirements were up 7% year-over-year for the first half of 2025 along with um a happier healthier supply demand balance. In addition, quality and integrity have become the primary driver for pricing and demand with buyers prioritizing credits with stronger evidence, permanence, and verification. In response, we evolve. We focus on high quality credits with known demand. This includes Corsia credits where airlines with international flights are being mandated to reduce or offset their emissions with these types of credits. In addition, we have broadened our scope by adding IRX or international renewable energy certificates to our portfolio. IRX have continued to show strong growth trends supported by expanding corporate demand. According to ITRA, the main IR registry, the first seven months of 2025 saw a 12% increase over the same period in 2024. This positioning leverages environmental assets that are seeing a growth in demand, offering the potential to provide immediate revenue to clients while materially reducing overall project costs. We entered into a non-binding memorandum of understanding with Fayafi to explore potential project level financing opportunities. Discussions are ongoing, however, and there can be no assurance that an agreement will be completed. Simultaneously, we executed on an enhanced crypto treasury strategy. This strategy is intended to support balance sheet flexibility and digital infrastructure initiatives including potential future applications in tokenization of real world assets. Real world asset tokenization has been growing dramatically in the financial world. We believe it will be a welcome addition to the environmental asset realm bringing needed liquidity and transparency and we intend to utilize our digital infrastructure to lead that convergence. At the same time, this has the potential to bring us significant recurring revenue. Now, I'll pass on to Carl.

Thanks, Sunny. Well, this is a slide, this slide is the core message of today's presentation. Devvstream brings the environmental asset origination, digital infrastructure, and a flexible capital structure. Southern brings industrial scale clean fuels development including a biomass to fuel pathway targeting carbon and negative sustainable aviation fuel or SAF. That's what we'll be referring to it today. Access to domestic feed stock and a potential Louisiana anchored flagship project. So why combine these companies? Really, it's because we believe that the biggest barrier to SAP adoption today is not awareness, it's economics. Alternative fuels remain more expensive than fossil fuels and that cost burden slows adoption. Our combined platform is designed to reduce that barrier by pairing the fuels pathway with environmental asset capabilities that can lower the effective cost for customers. Now I want to separate two things clearly. First the policy and demand drop backdrop is real. It's not a Devvstream claim. It's a third party regulation. Aviation and maritime are facing tightening mandates globally and customers are being pushed to adopt low-carbon fuels. Second, our claim is that this platform is designed to create a more financeable, scalable approach anchored in Louisiana where environmental assets and fuels will work together rather than separately. For investors, we believe this reframes Devvstream from a micro-cap services profile to a financeable industrial fuels and credits platform with long duration revenue potential.

Let's get specific on disclosed transaction terms. Upon closing, Southern equity holders are expected to own approximately 70% of the combined company and Devvstream shareholders will own approximately 30%. A critical signal of confidence here is capital commitment. On December 3rd last year, Southern shareholders completed a $2 million pipe investment into Devvstream at a significant premium to the market price. And Southern committed to invest significantly pre-closing capital to launch front-end engineering for its first commercial plant in Louisiana. Southern also secured a $42 million bond allocation from the Louisiana Community Development Authority to support its flagship biomass to fuel facility. While this is subject to final approvals and conditions, it provides a significant potential component of the project's capital structure. Closing of this business accommodation is currently expected to occur in the first half of 2026 subject to customary closing conditions, including shareholder approvals, regulatory approval, and the effectiveness of a Form S-4 registration statement. Now, from an investor perspective, here's why this matters. This is not a cosmetic transaction. It's a structural move to create an integrated clean fuels platform that can be financed and scaled serving the massive global aviation and maritime shipping markets. And it's designed to give Devvstream shareholders meaningful participation in a larger and more diversified platform.

The anchor of this transaction is the proposed Louisiana project. Southern is currently developing a flagship biomass and fuel facility in Louisiana. This location was not chosen at random. We believe it offers a high concentration of biomass feed stock, existing strong logistics infrastructure, and an experienced industrial workforce. Most importantly, as Carl mentioned, the project has received a $42 million bond allocation from the Louisiana Community Development Authority. While this is subject to approvals and conditions, it provides a strong indication of the project's future capital stack. This facility is designed to convert wood waste biomass into green methanol and carbon negative staff. Southern is currently in advanced discussions with technology partners to derisk this development. This is a commercial scale opportunity isintended to generate industrial multi-year revenue streams.

Thanks. So here's why we are diversifying into renewable fuels. Now Southern is targeting two specific sectors, aviation and maritime. Now both are considered structurally hard to abate industries. In other words, due to the physics of how they operate with long distances and heavy payloads, electrification is not a viable option in the near term. Liquid fuels are necessary. Yet each of these sectors accounts for an estimated 2 to 3% of global greenhouse greenhouse gas emissions creating an immense pressure to decarbonize. Just to look at the scale, aviation is massive. In 2025, airport throughput reached 9.8 billion representing roughly 5.1 billion individual passengers. To meet net zero goals by 2050, the industry needs to replace over 100 billion gallons of fossil fuel, fossil jet fuel with 125 billion gallons of staff. Maritime similarly is the backbone of the global economy, moving 12.5 billion tons of cargo or 90% of all global trade. It currently burns through 300 million tons of heavy fuel oil annually per DND. Both sectors are forecasting growth for the foreseeable future, too. And one potential strategic advantage, Southern's planned, Louisiana plant is designed to produce fuels for both markets. Southern's technology can produce green methanol to sell immediately to shippers or it can further process it into SAF for airlines. This capability has the potential to provide Southern with critical diversification in end markets and to allow us to pivot production based on demand and pricing dynamics.

This is a case study on sustainable aviation fuel. SAF is critical and here is the cost reality. I'd like to focus specifically on it since it's been topical lately. As you can see on the left, air transportation is notoriously hard to decarbonize. Here's the economic reality. SAF trades at a substantial premium to fossil jet fuel today. And that premium reflects high feed stock costs and limited supply. Also, since fuel represents over 25% of a typical airlines cost structure, there's very little room for extra cost. This is the dilemma that threatens slow adoption. Most current staff is made from fats, oils, and greases known as hea. While effective, this feed stock competes with food ingredients and risk creating inflationary pressure for consumers. Southern is pursuing a different path. Wood waste biomass. It is abundant especially in the Louisiana geography. It doesn't compete with food and it is cost advantaged. While this lowcost uh excuse me when this lowcost feed stock is combined with carbon sequestration and Southern's technology which has the potential to generate substantial tax credits, the company unlocks significant value. But together we can go further still by adding environmental assets to the mix. And this is where the inherent integration matters. This combination intends to create a platform where environmental asset origination and monetization can support customer economics and this platform may serve as an additional lever to enhance cost efficiency creating a pathway that may be difficult for many existing competitors to match. The strategic goal is clear to pursue a structure designed to be cost competitive over time as incentives involve again not as a guarantee but as a design advantage and I'd note that the universal adoption of SAF is key for the industry trade group IATA on the chart to the right you can see a recent projection and even in the low adoption scenarios the expected long-term growth is extreme.

Oops. Sorry about that. Global mandates. One important point on demand. This is increasingly being driven by regulation and not discretion. We're tracking SAF policy developments across roughly 38 countries. As a reference point, both the UK and the EU put formal blending mandates in place at the start of 2025, beginning at 2% of total demand. Those requirements step up materially over time towards 22% in the UK by 2040 and as high as 70% in the EU by 2050. We're seeing similar conversations underway in a number of other jurisdictions. Now this is a very different from the US framework today which is still largely voluntary and incentive based. In many international markets, SAF adoption is moving into a compliance regime rather than relying on corporate choice. The reason this slide is here is simple. Global policies tightening that creates a structural demand tailwind for lower carbon aviation fuels broadly. It is not a guarantee of revenue and it's not a statement about any one pathway or project. However, we believe platforms that can scale, supply and manage the effective cost of the end user will be better positioned to win.

So where does the rubber meet the road? Well, Louisiana Southern is a US-based developer anchored by a proposed flagship biomass to fuel project in Louisiana. And why Louisiana? Well, four reasons. Number one, feed stock. It offers concentrated wood waste biomass supply. Number two, logistics. It has a strong existing road, pipeline, and waterway infrastructure. Number three, workforce. Has an experienced industrial labor pool. And fourth, leadership. Strong pro business state leadership focused on job creation and development. This project has experienced significant support at the state level. So far, specifically that $42 million LCDA bond allocation that I previously mentioned. Southern has the location, the feed stock strategy, and the identified capital pathway. We plan to continue speaking about that precisely as the process advances.

So this is the vision. This combination is intended to result in a carbon negative fuels development platform with embedded environmental asset value. Our strategy is to lower the effective cost of SAF globally through a differentiated US platform-based program that can help speed alternative fuel adoption with two engines clean fuels and environmental assets and one direction long-term scalable growth align with global mandates.

So, yep. Thank you. So recent developments right I mentioned earlier about our Fayafi um we recently announced that we did sign a new uh and are now executed a definitive term sheet where they are targeting a committed of hund00 million by the end of 2027. This will be used to fund high impact projects along with supporting early commercial alignment around our clean fuel strategy and their related environmental attributes. From an investor perspective, the importance of this development is not just the counterparty itself, but what it signals. Third party validation of our strategy, growing market engagement at a commercial level, and increased confidence that our projects are aligning with real demand. In addition, looking forward, we are also evaluating nuclear energy as an enabler for next generation fuels and energy intensive infrastructure. Nuclear provides nuclear power provides carbon-free base load energy a key input for ESAF or electro sustainable aviation fuel. ESAP production hydrogen and future AIdriven industrial demand. This reflects our broader philosophy. Stay technology agnostic but economics driven. Now um Anna will be happy to take some questions.

Perfect. Thank you gentlemen. Okay. So talk a little bit about why is SAF becoming such a critical solution for the aviation industry's emissions targets and regulatory compliance.

It's a great question. Uh the airline industry is uh is governed by a group called IATA, International Air Transport Association. Years ago they adopted a framework to decarbonize the industry. The reason is because aviation is viewed to provide excuse me contribute 2 to 3% of total greenhouse gas emissions and because fuel is central to the providing of air travel. They really don't have any other way to do it. There have been talks about long long-term ability to reduce the use of fuels but uh given the the nature of the industry and the nature of the airframe development that is beyond the scope of what I can see today. So what they've done is they developed a process to take existing oils and turn them into jet fuel uh drop in what they call drop in fuels. In other words, they can be blended with existing jet A fuel with no other changes to the engine structure and be burned as regular fuel. So it became an obvious source for IATA to suggest and hold their members accountable. Countries around the world have begun to adopt that framework to either provide incentives as we have in the US or around other countries including countries in the EU and the UK to provide a mandatory framework. If the airlines or the suppliers to the airlines don't comply there are taxes and other penalties approached to them. That's how important they're taking it. So it's a mandate in most of the world in the US it's more of a strong suggestion and we expect that all of the industrialized world will eventually move to a mandated market for sustainable aviation fuels. So that's the reason why the challenge is that there's not enough facilities up and running. These facilities are not inexpensive and the development cycle is quite long. So the process for southern is to develop a next stage type of fuel. It uses woody biomass as opposed to fats and oils. That provides a significant feed stock cost advantage. So combined with Devvstream's environmental assets ability, we believe that we'll be able to provide lower cost fuels to the traveling public. And this is really critical. If the goal is to help the world decarbonize and to help airlines serve their passengers with a decarbonized product, the world has to get to where it has a lower cost product to do so. So that's really the entire story of why this makes sense in the Devvstream framework.

And so with that said, how does this strategy unlock valuation upside beyond what the street historically associated with Devvstream?

Well, another great question. Devvstream was created as a as a carbon assets manager and evolved into an environmental assets platform. This is really done because the carbon the voluntary carbon market effectively plateaued two years ago. That had nothing to do with what Devvstream was doing. It just had to do with the broader market and acceptance of voluntary credits. So Devvstream has continued to change itself to adopt its strategy to what was uh to what fit its overall mandate which was to help decarbonize industry. Now, if you were to think about the smaller landscape of carbon credits and compare it to transportation fuels, you can just imagine the scope of difference there. We still very much believe in the future of carbon credits and then also IRX and related environmental assets. It's very it's a little more difficult to determine the timing and the trajectory of those assets. Renewable fuels however has a much more reliable projected timetable simply because of the mandates I mentioned before. So for our investors we're exposing them to the upside and the tailwinds that are inherent in those markets and but we're also continuing to pursue the environmental asset platforms that Devvstream was built on and was uh had is its core. So we think investors will get the benefit of what we've been doing anyways but now be exposed to sign significantly more upside.

One thing I'll add to that as well too and thank you Carl is that you know Carl mentioned IATA before and the requirements of SAF being implemented in addition in order to reduce the carbon footprint of airlines they're also requiring international airlines reduce the footprint by buying specific type of carbon credits I mentioned earlier Corsia credits. So we'll be able to generate and offer those along with the SAF and be one of the first few companies to have a full solution to offer those airlines as well too. So here's something that's going to be mandated that we'll have a complete solution for.

Perfect. Thank you for that. Uh let's talk about crypto and tokenization. How does that fit in with this revised strategy?

Yeah, so crypto staking we're used as a treasury optimization tool, not necessarily a core business line. So it allows us to earn yield on certain digital assets while maintaining liquidity and security. Importantly it is managed conservatively and does not detract from our focus on core clean energy and environmental asset execution. But we also moving towards a tokenization strategy of real world assets which I previously mentioned earlier and environmental assets such as carbon credit is perfect for that. There's a lot been a lot of issues about transparency, lack of data and so forth. By creating the tokenization, it increases the liquidity along with providing solutions for those issues.

And what role do partnerships play in scaling Devvstream strategy and what makes Devvstream an attractive partner?

Well, there's two different groups of partners. The first group are the partners that Sunny mentioned our partnership with Fayafi Investment Holding in Dubai. Our partnerships with that we're exploring with IP3. We recently announced another partnership with XCF global which is a another SAF producer uh to explore joint market development while the plant in Louisiana is being built. So those are just examples of and good examples to maybe express what we think is so unique about Devvstream. First is we are very technology focused. We're looking at other ways that we can decarbonize or assist in the decarbonization of industry. Fayafi is a great example of our ability to attract capital and to attract partners who have a similar vision and would like to hasten the their pace of investment with the help of our technology and our management team. And then finally, you know, the partners that we've developed in the crypto and the blockchain space are an important element. If you could think about the whole goal if we can as we bring capital as we bring technology as we bring tokenization to the world the entire goal is to reduce cost so that industry can hasten its movement towards decarbonized fuels and decarbonized platforms. It's all meant to help bring down cost to make the process easier. Southern similarly has a number of technology partners. They're embarking on a large-scale industrial project. I they haven't announced yet their partnerships, but I think you'll be able to see in the not too distant future that they've got a worldclass group of people that are meant to help derisk that program so that we can show investors the ability for them to actually bring this plant to fruition.

Perfect. I want to combine two questions and for you both and let you kind of close with this. Talk a little bit about the SAF market and how it's maturing over the coming years and how Devvstream fits in and with that what milestones should investors watch to better understand this progress over the near term?

Well, that's a great question. Tt started with the IATA framework with an intention to bring total SAF demand or production excuse me of 50% of the total use by the industry by 2050. So 50%. Just to put that into perspective, last year the amount of fuel produced in the US was directionally 100 million gallons or so. In order to achieve the 10% goal, the interim goal of 2030, that number would have to be closer to two billion. So there's a multiple impact of excuse me, there's a there's a multiple amount of volume that has to be produced in the industry and it's going to have to come through plants like Southern. It's going to have to come through new assets that are retasked or new assets that are put in the ground or old assets that are retasked with this in mind. So we think this is a significant tailwind that is easy for investors to look up themselves and understand and of course because it's global in nature uh you'll see that it's not just any one country that's being impacted. It's a global phenomena. So our intent is to take this platform to spread it along with its tie in with our technology and uh and help spread it around the world.

Perfect. Well, thank you, Carl Sunny. Thank you so much for joining us on the conference. We appreciate you being here and the important work you're doing. We certainly hope to follow along with your journey in 2026.

Thank you. Great. Thank you very much.

All right, everyone. We'll be right back with our next presenter.

Additional Information and Where to Find It

In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com

Participants in the Solicitation

DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This transcript is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This transcript contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed business combination transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern DevvStream’s or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: anticipated benefits of the transaction creating stockholder value or access to capital markets; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event that could give rise to termination of any of the documents related to the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the uncertainty of obtaining shareholder and regulatory approvals, including shareholder approval from both parties and listing of the combined company’s common stock on Nasdaq; the uncertainty of DevvStream’s capital requirements and cash runway, including receipt by DevvStream of any necessary financing; market acceptance of the combined company; risks associated with the business of the combined company, the risk related to Southern’s ability to obtain a private activity volume cap allocation from the State of Louisiana in support of its flagship biomass-to-fuel facility and secure offtake agreements; general economic, financial, legal, political, and business conditions and other risks and uncertainties including those set forth in DevvStream’s Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, and subsequent reports filed with SEC and Canadian securities regulatory authorities available on DevvStream’s profile at www.sedarplus.ca.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. Neither DevvStream or Southern undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.